Registration No. 333-162891

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)  ☒

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Paula Oswald

U.S. Bank National Association

633 W. 5TH Street, 24th Floor

Los Angeles, CA  90071

(213) 615-6043

(Name, address and telephone number of agent for service)

HAWAIIAN HOLDINGS, INC.

(Exact name of obligor as specified in its charter)

Delaware	71-0879698
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3375 Koapaka Street, Suite G-350, Honolulu, Hawaii	96819
(Address of Principal Executive Offices)	(Zip Code)

Senior Debt Securities

(Title of the Indenture Securities)

FORM T-1

Item 1.           GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)                        Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)             Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.           AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

In answering this item, the trustee has relied, in part, upon information furnished by the obligor and the underwriters, and has also examined its own books and records for the purpose of answering this item.

Items 3-15                                      Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.         LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.               A copy of the Articles of Association of the Trustee.*

2.               A copy of the certificate of authority of the Trustee to commence business.*

3.               A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.               A copy of the existing bylaws of the Trustee.**

5.               A copy of each Indenture referred to in Item 4.  Not applicable.

6.               The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached hereto as Exhibit 6.

7.               A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as Exhibit 7 and made a part hereof.

*                             Incorporated by reference to Registration Number 333-128217.

Copies of the Articles of Association of the trustee, as now in effect, a certificate of authority to commence business and a certificate of authority to exercise corporate trust powers are on file with the Securities and Exchange Commission as Exhibits with corresponding exhibit numbers to the Form T-1 of Revlon Consumer Products Corporation, filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, on November 15, 2005 (Registration No. 333-128217), and are incorporated herein by reference.

**                      Incorporated by reference to Registration Number 333-159463.

Copies of the existing bylaws of the Trustee, amended March 4, 2009, are on file with the Securities and Exchange Commission as Exhibits with corresponding exhibit numbers to the Form T-1 of Magma Design Automation Inc. filed pursuant to Section 305(b) (2) of the Trust Indenture Act of 1939, as amended, on August 24, 2009, and are incorporated herein by reference.

NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, State of California on the 10th of March, 2011.

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Paula Oswald
Paula Oswald
Vice President

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: March 10, 2011

U.S. BANK NATIONAL ASSOCIATION

	By:	/s/Paula Oswald
Paula Oswald
Vice President

Exhibit 7

FFIEC 031

Page RC-1

14

U.S. Bank National Association

Legal Title of Bank

Cincinnati

City

OH	45202
State	Zip Code

FDIC Certificate Number: 06548

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for December 31, 2010

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

	Dollar Amounts in Thousands		RCFD	Tril | Bil | Mil | Thou
ASSETS
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1)			0081	4,131,456	1.a
b. Interest-bearing balances (2)			0071	10,355,932	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	1,469,173	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	49,839,081	2.b
3. Federal funds sold and securities purchased under agreements to resell:			RCON
a. Federal funds sold in domestic offices			B987	4,252,675	3.a
			RCFD
b. Securities purchased under agreements to resell (3)			B989	0	3.b
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale			5369	8,370,473	4.a
b. Loans and leases, net of unearned income	B528	188,524,308			4.b
c. LESS: Allowance for loan and lease losses	3123	5,075,663			4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	183,448,645	4.d
5. Trading assets (from Schedule RC-D)			3545	1,231,511	5
6. Premises and fixed assets (including capitalized leases)			2145	2,462,972	6
7. Other real estate owned (from Schedule RC-M)			2150	1,533,586	7
8. Investments in unconsolidated subsidiaries and associated companies			2130	54,474	8
9. Direct and indirect investments in real estate ventures			3656	0	9
10. Intangible assets:
a. Goodwill			3163	8,941,257	10.a
b. Other intangible assets (from Schedule RC-M)			0426	4,113,910	10.b
11. Other assets (from Schedule RC-F)			2160	22,054,399	11
12. Total assets (sum of items 1 through 11)			2170	302,259,544	12

(1) Includes cash Items in process of collection and unposted debits.

(2) Includes time certificates of deposit not held for trading.

(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

FFIEC 031
Page RC-2

15

U.S. Bank National Association
Legal Title of Bank
FDIC Certificate Number: 06548

Schedule RC—Continued

	Dollar Amounts in Thousands			Tril | Bil | Mil | Thou

LIABILITIES
13. Deposits:			RCON
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			2200	187,595,615	13.a
(1) Noninterest-bearing (1)	6631	45,785,953			13.a.1
(2) Interest-bearing	6636	141,809,662			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN
(from Schedule RC-E, part II)			2200	23,821,574	13.b
(1) Noninterest-bearing	6631	0			13.b.1
(2) Interest-bearing	6636	23,821,574			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:			RCON
a. Federal funds purchased in domestic offices (2)			B993	776,158	14.a
			RCFD
b. Securities sold under agreements to repurchase (3)			B995	9,175,352	14.b
15. Trading liabilities (from Schedule RC-D)			3548	524,005	15
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	33,939,855	16
17. and 18. Not applicable
19. Subordinated notes and debentures (4)			3200	7,760,721	19
20. Other liabilities (from Schedule RC-G)			2930	7,839,191	20
21. Total liabilities (sum of Items 13 through 20)			2948	271,432,471	21
22. Not applicable
EQUITY CAPITAL
Bank Equity Captal
23. Perpetual preferred stock and related surplus			3838	0	23
24. Common stock			3230	18,200	24
25. Surplus (excludes all surplus related to preferred stock)			3839	14,136,872	25
26. a. Retained earnings			3632	16,237,551	26.a
b. Accumulated other comprehensive income (5)			B530	(1,302,030)	26.b
c. Other equity capital components (6)			A130	0	26.c
27. a. Total bank equity capital (sum of items 23 through 26.c)			3210	29,090,593	27.a
b. Noncontrolling (minority) interests in consolidated subsidiaries			3000	1,736,480	27.b
28. Total equity capital (sum of items 27.a and 27.b)			G105	30,827,073	28
29. Total liabilities and equity capital (sum of items 21 and 28)			3300	302,259,544	29

Memoranda

To be reported with the March Report of Condition.

	RCFD	Number
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2009	6724	N/A	M.1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm.

4 = Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 = Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6 = Review of the bank’s financial statements by external auditors

7 = Compilation of the bank’s financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

To be reported with the March Report of Condition.

	RCON	MM / DD
2. Bank’s fiscal year-end date	8678	N/A	M.2

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”

(3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

(4) Includes limited-life preferred stock and related surplus.

(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.